FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2, 2006

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	ABN AMRO exercises right to acquire remaining Banca Antonveneta shares, dated July 29, 2006.

2.	ABN AMRO reaches agreement in principle on sale of Bouwfonds, dated July 31, 2006.

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-89136 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: July 31, 2006	By:	/s/ H.W. Nagtglas Versteeg

		Name:	Mr H.W. Nagtglas Versteeg
		Title:	Company Secretary

	By:	/s/ R.P. Bruens

		Name:	R.P. Bruens
		Title:	Head of Investor Relations

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and we assume no obligation to update any of the forward-looking statements contained in this announcement.

Item 1

Press Release

Amsterdam, July 29 2006

ABN AMRO exercises right to acquire remaining Banca Antonveneta shares

ABN AMRO announces today that it has exercised its right to acquire the remaining 3.4 million shares it did not own in Banca Antonveneta following the expiration of its tender offer on March 31.

After the tender offer, ABN AMRO owned 98.9% of Banca Antonveneta’s total share capital of 308.8 million shares. The acquisition of the remaining shares is in line with Italian regulations after ABN AMRO obtained more than 98% of Banca Antonveneta in its mandatory public offer. The price has been set by an expert appointed by the Chairman of the Tribunal of Padua at EUR 26.50 a share.

The owners of the shares may obtain payment directly from their depositary banks.

Press contacts:
+31 20 628 89 00

Investor relations:
+31 20 628 78 35

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
Lond Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty

Item 2

Press Release

Amsterdam, 31 July 2006

ABN AMRO reaches agreement in principle on sale Bouwfonds

  Bouwfonds property development and asset management activities to be sold to Rabobank
  Letter of intent signed with SNS REAAL for the sale of Bouwfonds property financing activities

ABN AMRO announces today that the bank intends to sell the property and asset management activities of its Bouwfonds subsidiary to Rabobank for EUR 845 mln. The transaction concerns Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fondsenbeheer, Rijnlandse Bank and Bouwfonds Holding.

Furthermore, ABN AMRO signed a letter of intent with SNS REAAL for the sale of Bouwfonds Property Finance for approximately EUR 840 mln. Parties expect to agree on final terms before the end of the third quarter of 2006.

Both transactions are subject to the approval of the relevant supervisory and competition authorities and works councils and are expected to close before the end of the year.

After provisioning for remaining risks and costs related to both transactions, ABN AMRO expects to book a net gain on the sale of at least EUR 350 mln. ABN AMRO will continue to report Bouwfonds in its profit and loss account until completion of the transactions. The impact of these results will be deducted from the final book gain, after completion. The risk weighted assets for Bouwfonds at the end of the second quarter amounted to EUR 12.4 bn.

Wilco Jiskoot, member of the Managing Board, said: ”We are pleased to have found two solid buyers for these activities. We will continue to take great care in ensuring there is a smooth transfer of ownership in which the interest of all parties will be taken into account.”

On 14 December 2005, ABN AMRO announced its intention to sell Bouwfonds, a wholly-owned subsidiary. The bank regards Bouwfonds’ principal activities – property development, property finance and property fund management – as non-core activities which do not fit sufficiently with the mid-market strategy of ABN AMRO. This strategy is aimed at the middle segment of the market.

Bouwfonds’ mortgage activities are not part of the transactions announced today. These were merged with ABN AMRO’s mortgage activities in the Netherlands on 1 January 2006.

.-.-.

Press contacts: +31-(0)20-6288900
Investor Relations: +31-(0)20-6287835

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
Lond Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty